UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

POLY SHIELD TECHNOLOGIES INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731676 102

 (CUSIP Number)

RASMUS NORLING
103 De Diego Ave
Apt. 601
San Juan, Puerto Rico
(800) 648-4287

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731676 102

1.	Names of Reporting Person: PAER TOMAS RASMUS NORLING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

6.	Citizenship or Place of Organization:	Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	64,100,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	64,100,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,100,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	65.4%

14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 731676 102

This Schedule 13D/A (Amendment No. 1) is being filed by PAER TOMAS RASMUS (RASMUS) NORLING (the “Reporting Person”) relating to Shares of Common Stock, par value $0.001 per share, of POLY SHIELD TECHNOLOGIES INC. (the “Issuer”) having its principal executive offices located at 428 Plaza Real, Suite 419, Boca Raton, FL  33432.

This Schedule 13D/A (Amendment No. 1) amends and supplements the Schedule 13D of the Reporting Person filed on March 5, 2013 with the Securities and Exchange Commission.  Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the beneficial owner of 64,100,000 shares of the Issuer’s Common Stock (the “Common Stock”) as follows:

(a)
On January 31, 2013, the Issuer purchased all of the issued and outstanding shares of Ecolutions, Inc. ("Ecolutions") from the Reporting Personfor a purchase price of $53,000, which was paid by the issuance of 100,000 shares of the Issuer's common stock. More information on the acquisition of Ecolutions and the issuance of the Issuer's common stock in consideration thereof may be found in the Issuer's current report on Form 8-K filed with the SEC on February 6, 2013.

(b)
On February 6, 2013, the Reporting Person acquired 154,000,000 shares of Common Stock (the "Custodial Stock") as restricted stock awards issued under the terms of the Reporting Person's employment agreement with the Issuer dated December 1, 2012, as amended by that Addendum to December 1, 2012 Employment Agreement dated effective December 30, 2013 and by that Addendum No. 2 to December 1, 2012 Employment Agreement dated effective as of February 28, 2012 (as amended, the "Employment Agreement").  Under the terms of the Employment Agreement, the Custodial Stock was held in escrow and subject to forfeiture pending the satisfaction by the Reporting Person of certain performance conditions.  The Reporting Person was entitled to all other rights and privileges as a shareholder with respect to the Custodial Stock.

(c)
On March 10, 2014, the Reporting Person and the Issuer entered into a Technology Transfer Agreement (the "Technology Transfer Agreement") whereby the Issuer and the Reporting Person (i) agreed to terminate the Employment Agreement; (ii) the Issuer agreed to release 54,000,000 shares of the Custodial Stock to the Reporting Person in exchange for the transfer of certain technology rights to the Issuer; and (iii) the Reporting Person agreed to forfeit any entitlement to the remaining 100,000,000 shares of Custodial Stock (which shares were surrendered for cancellation).

(d)
Also on March 10, 2014, the Reporting Person entered into a Management Consulting Agreement with the Issuer to act as the Issuer’s Chief Technical Officer in consideration for (i) a monthly consulting fee of USD$22,500 per month, and (ii) warrants to acquire an aggregate of 10,000,000 shares of Common Stock exercisable at $1.00 per share for a three year period expiring March 10, 2017.  The warrants are exercisable for a period of three years, provided that, if the Reporting Person ceases to act for the Issuer: (i) for a reason involving fraud, breach of contract or failure to follow the directions of the Issuer’s Board, the warrants will expire 30 days after ceasing to act; and (ii) for any other reason, the warrants will expire 90 days after ceasing to act.  The warrants may be exercised by cashless exercise for up to 5,000,000 shares of Common Stock.

CUSIP No. 731676 102

ITEM 4.          PURPOSE OF TRANSACTION.

The Reporting Person acquired the Common Stock for investment purposes as described above.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	64,100,000 Shares of Common Stock (direct)(2)	65.4%

CUSIP No. 731676 102

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Schedule 13D Statement. As of March 10, 2014, there were 87,995,005 shares of Common Stock issued and outstanding.

(2)	Includes warrants to acquire 10,000,000 shares of Common Stock at an exercise price of $1.00 per share until March 7, 2017.
(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

1.
Technology Transfer Agreement dated March 10, 2014 between Rasmus Norling and Poly Shield Technologies Inc., previously filed as an exhibit to the Issuer’s Form 8-K filed March 12, 2014 and incorporated by reference herein.

2.
Management Consulting Agreement dated March 10, 2014 between Rasmus Norling and Poly Shield Technologies Inc., previously filed as an exhibit to the Issuer’s Form 8-K filed March 12, 2014 and incorporated by reference herein.

CUSIP No. 731676 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2014
Date
/s/ Rasmus Norling
Signature
RASMUS NORLING
Name/Title